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                          May 24, 2023

       Charles Gillespie
       Chief Executive Officer
       Gambling.com Group Ltd
       514 North Franklin St, Suite 201
       Tampa, FL 33602

                                                        Re: Gambling.com Group
Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed May 18, 2023
                                                            File No. 333-272030

       Dear Charles Gillespie:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennie
Beysolow at 202-551-8108 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Jessica Y. Chen, Esq.